SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on May 9, 2011

1. Date, Time and Location: On May 9, 2011, at 6 p.m., by conference call, as expressly authorized by Article 20, Paragraph 2nd of the bylaws of the Company.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1. Register the resignation, in the present date, of the Chief Executive Officer, Mr. Wilson Amaral de Oliveira, to which he was reelected on the Meeting of the Board of Directors held on December 14, 2009, thanking him for the services rendered to the Company and granting him the fullest and unrestricted discharge.

4.2. Nominate, as set forth in Article 143, II, of Law No. 6,404/76 and Article 24 of Company’s By-laws, as Chief Executive Officer in order to replace the resigning Officer, for the term of office until December 31, 2011, Mr. Alceu Duilio Calciolari, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 12.207.071, SSP/SP, and enrolled with the CPF/MF under No. 031.716.238-11. Mr. Alceu Duilio Calciolari will assume, cumulatively, the positions of Chief Executive, Financial and Investor Relations Officer.

4.3. The substitute Officer elected, having filled the Term of Agreement of Officer (Termo de Anuência dos Administradores) as defined in the Listing Regulation of Novo Mercado (Regulamento de Listagem do Novo Mercado) of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, will be invested in the position upon signature of the term of office in the appropriate registry, in which moment he will sign the clearance certificate as set forth in the law.

4.4. Therefore, due to the deliberation above and pursuant to the meetings of the Board of Directors held on December 14, 2009 and February 7, 2011, the Executive Board will have the following members, for a term of office ending on December 31, 2011: (i) as Chief Executive Officer, Financial and Investor Relations Officer – Alceu Duilio Calciolari, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 12.207.071, SSP/SP, and enrolled with the CPF/MF under No. 031.716.238-11; (ii) as Institutional Relations Officer – Odair Garcia Senra, Brazilian, widower, Civil Engineer, bearer of the Identity Card (RG) No. 3.259.126, and enrolled with the CPF/MF under No. 380.915.938-72; (iii) as Superintendent Officer of Construction – Mário Rocha Neto, Brazilian, married, Civil Engineer, bearer of the Identity Card (RG) No. 5.637.585, SPP/SP, and enrolled with the >CPF/MF under No. 030.073.278-30; (iv) as Real Estate Development Superintendent Officer – Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 24.885.811-7, and enrolled with CPF/MF under No. 153.803.238-47; and (v) as Officer with no specific designation, acting as Superintendent Officer of Sales and Marketing, Luiz Carlos Siciliano, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 05.688.896-9, and enrolled with CPF/MF under No. 789.622.427-53; all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor. The remaining positions as officers of the Company shall remain unattended, to be determined in the future.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed.

Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Renato de Albuquerque, Wilson Amaral de Oliveira, Henri Philippe Reichstul, Guilherme Affonso Ferreira and Maria Letícia de Freitas Costa.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 09, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer